SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 1, 2007

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated February 06, 2007 and titled: Nokia provides hosted mobile email to Wind in Italy

2.	Nokia Press Release dated February 07, 2007 and titled: Nokia brings advanced developer benefits for S60 software

3.	Nokia Press Release dated February 07, 2007 and titled: Mikko Terho named Nokia Fellow

4.	Nokia Press Release dated February 07, 2007 and titled: Nokia wins a managed services contract with T-Mobile in the Netherlands

5.	Nokia Press Release dated February 08, 2007 and titled: Nokia and T-Mobile team up to bring the benefits of S60 software to mainstream consumer markets

6.	Nokia Press Release dated February 08, 2007 and titled: Nokia Mobile Search adds ability to search for content stored on your device

7.	Nokia Press Release dated February 08, 2007 and titled: Stockholm Stock Exchange has approved Nokia’s request to delist

8.	Nokia Press Release dated February 08, 2007 and titled: Nokia Delivers Free Downloadable Maps to the Mobile World

9.	Nokia Press Release dated February 09, 2007 and titled: Nokia and SFR complete the first WCDMA 900 voice call in France

10.	Nokia Press Release dated February 09, 2007 and titled: Forum Nokia PRO Imaging Zone to provide advanced support for companies creating mobile imaging applications and services

11.	Nokia Press Release dated February 12, 2007 and titled: Nokia Growth Partners Fund increased with 100 Million USD

12.	Nokia Press Release dated February 12, 2007 and titled: Nokia builds on vision of mobilizing the internet to transform mobile communication

13.	Nokia Press Release dated February 12, 2007 and titled: Nokia and Telecom Italia work together to boost mobile service innovation

14.	Nokia Press Release dated February 12, 2007 and titled: The Nokia 3110 classic: Straight forward technology in a reliable package

15.	Nokia Press Release dated February 12, 2007 and titled: Nokia 6110 Navigator hits the road (map included)

16.	Nokia Press Release dated February 12, 2007 and titled: Contact in color - Introducing the Nokia Bluetooth Display Car Kit CK-15W

17.	Nokia Press Release dated February 12, 2007 and titled: Nokia unveils new mobile internet video experience

18.	Nokia Press Release dated February 12, 2007 and titled: Nokia N77: Live TV when you want it

19.	Nokia Press Release dated February 12, 2007 and titled: Nokia expands the opportunity for business mobility beyond the executive suite

20.	Nokia Press Release dated February 12, 2007 and titled: Nokia unleashes second wave of Nokia Eseries business devices

21.	Nokia Press Release dated February 12, 2007 and titled: Nokia Siemens Networks - Preparing to Connect the World

22.	Nokia Press Release dated February 12, 2007 and titled: Future Nokia Siemens Networks takes shape with unveiling of portfolio plan

23.	Nokia Press Release dated February 12, 2007 and titled: Nokia and Siemens demonstrate how to bring networks to life at 3GSM

24.	Nokia Press Release dated February 12, 2007 and titled: Nokia and Siemens Networks to co-operate with NEC Corporation in the area of WCDMA radio networks

25.	Nokia Press Release dated February 12, 2007 and titled: Nokia and 3GIS extend their managed services and 3G network equipment contract in Sweden

26.	Nokia Press Release dated February 13, 2007 and titled: Nokia to expand its 3G radio access network sharing solution for up to four operators

27	Nokia Press Release dated February 13, 2007 and titled: Nokia and Vodafone announce key milestones in S60 software collaboration

28.	Nokia Press Release dated February 15, 2007 and titled: Run on Nokia's mapping and navigation application smart2go

29.	Nokia Press Release dated February 15, 2007 and titled: Nokia balances workforce to better meet changing business demands and dynamics

30.	Nokia Press Release dated February 21, 2007 and titled: Rendez-vous in Paris: Nokia 7373 Special Edition meets Giambattista Valli

31.

Nokia Press Release dated February 22, 2007 and titled: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of The Capital Group Companies, Inc. in Nokia Corporation exceeded 10%

32.	Nokia Press Release dated February 27, 2007 and titled: Elisa to pilot Nokia’s next generation mobile gaming platform

33.	Nokia Press Release dated February 27, 2007 and titled: United States International Trade Commission orders stay of Qualcomm's suit against Nokia

34.	Nokia Press Release dated February 28, 2007 and titled: Nokia and Telenor Pakistan sign network expansion and managed services frame agreement

PRESS RELEASE
February 06, 2007

Nokia provides hosted mobile email to Wind in Italy

Nokia Intellisync Wireless Email selected as the mobility platform for Italian operator’s email offering

Espoo, Finland - Nokia and Italian operator, Wind Telecomunicazioni S.p.A. (Wind), have signed a contract that will see Nokia integrate a customized remote mobile email platform into the operator’s network and host the commercial service. The hosting model allows Wind to focus on marketing and developing its customer relationship while Nokia takes care of mobile email operations and service availability.

The service, branded as Leonardo Mail and Leonardo WEB Mail, is based on Nokia Intellisync Wireless Email solution and provides mobile email, attachment handling, calendar, contacts and tasks to Wind enterprise customers.

“Our strategy is to provide innovative services to our customers and Nokia’s hosted mobile email solution allows us to do exactly that,” says Maximo Ibarra, Marketing Mobile Director, Wind Telecomunicazioni S.p.A. “We will provide Leonardo services to our enterprise customers and are confident that this cooperation with a reliable supplier like Nokia will further strengthen Wind’s competitive position in the Italian market.”

“We are pleased to support Wind in bringing new services to the market,” says Roberto Bagnoli, Account Director, Networks, Nokia. “Nokia’s common platforms and integration services allow us to help the operator to bring new services to the market faster, while Nokia Mobility Hosting ensures that the operator benefits from lower up-front CAPEX and risk exposure.”

Nokia Services boasts a broad business solution portfolio that gives operators the best tools to increase their efficiency and differentiate their offerings, with close to 20 years of experience in the field. Managed Services, including Mobility Hosting, and Consulting & Integration are the main growth areas of Nokia’s Services business unit. Nokia is a major player in the Managed Services and Mobility Hosting business with close to 60 contracts globally.

Nokia Intellisync Wireless Email provides operators with a range of email solutions that spans virtually all market segments, from basic consumer email to a sophisticated, enterprise-class mobile email server for large groupware environments. The sophistication of the solution gives operators the ability to evolve into true mobile solution providers.

About Wind
Founded in 1997, Wind Telecomunicazioni SpA is one of the few European telecom operators, which offers integrated fixed, mobile and Internet services. In Italy, Wind is the third mobile operator with a market share of over 19% and 14.5 million subscribers, and the first alternative fixed operator with 1 million unbundled local loop customers. Wind’s Libero is the first Italian Internet Portal and the company is among the major Italian Internet Service providers.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 07, 2007

Nokia brings advanced developer benefits for S60 software

S60 3rd Edition Feature Pack 2 supports competitiveness in mid-range market

Espoo, Finland - Nokia today introduced a new Feature Pack for S60 on Symbian OS(TM), the market leading smartphone platform. S60 3rd Edition Feature Pack 2 is designed for innovation and significantly facilitates the creation of compelling applications and accelerates performance. S60 3rd Edition is targeted for mid-range devices and offers significant usability enhancements for this category.

Development of applications and services for S60 devices will be faster and more cost-efficient as S60 brings a major extension to the C++ development environment with Open C. This introduction brings the familiar standard C function libraries to S60 software, supporting increased productivity and improved time-to-market of applications. With Open C, developers can reuse existing code and focus on the mobility aspects of their applications.

Symbian recently introduced four of the basic POSIX libraries on Symbian OS. With Open C, S60 is extending the reach and implementing five additional C libraries for an optimized solution to migrate open source and desktop applications to S60 on Symbian OS.  Open C libraries are part of the S60 3rd Edition Feature Pack 2 and will be integrated into the publicly available software development kits.

Feature Pack 2 comes with improvements in usability and software architecture focusing primarily on the mid-range device category. Usability enhancements support the ease of use in for example messaging, multitasking and downloading. Feature Pack 2 also enables instant media playback during downloading and animated notification of inbound calls. Architectural improvements focus on ensuring excellent performance and flexibility of S60 in various hardware configurations, and include for example support for demand paging virtual memory technique.

“Feature Pack 2 is a major element of our strategy to support handset vendors in creating devices for the mid-range market,” says Matti Vänskä, Vice President, Mobile Software Sales and Marketing, Nokia. “There are already five S60 3rd Edition Feature Pack 1 devices launched worldwide by three handset vendors. The emphasis with Feature Pack 2 is on improved user experience, usability and ever richer development environment”.

“Supplier efforts to simplify the user experience of smartphone software platforms are a key factor in attracting and retaining users, especially as those platforms strengthen their position in mainstream markets. But the ultimate success of smartphones rests with attracting the widest array of application developers. Aligning handset development more closely with the desktop is a good step towards achieving this,” says Tony Cripps, senior analyst, mobile user experience, Ovum.

S60 3rd Edition Feature Pack 2 will be available for all S60 device manufacturers in Q2. It is fully compatible with S60 3rd Edition, and applications developed for 3rd Edition will run on all Feature Pack 2 devices. The new Feature Pack 2 will be demonstrated at the 3GSM World Congress 2007 in Barcelona in S60 stand in Hall 8.

According to Canalys research (January, 2007), S60 is the clear leader in converged device software with 54% market share globally in Q4 2006. Nokia alone has cumulatively shipped nearly 85 million S60 enabled devices by the end of 2006. To date, 49 devices based on S60 and Symbian OS have been launched, 20 of which are based on the latest S60 3rd Edition.

About S60
S60 software built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about S60 and the S60 community, please visit www.s60.com.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:
Nokia
Technology Communications
Tel. +358 7180 71561
E-mail: communications.technology@nokia.com

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 07, 2007

Mikko Terho named Nokia Fellow

Espoo, Finland - Mikko J. Terho has been named a Nokia Fellow in recognition of his achievements in the development of innovative communication technologies.  ‘Nokia Fellow’ is an honorary role designed to contribute to the leadership of Nokia’s technology vision and strategy creation through activities such as mentoring and participation in industry-wide collaboration.  Nokia Fellows are significant contributors to respected industry bodies, such as the European Telecommunications Standards Institute.

Considered to be one of the founders of Digital Convergence (technologies that bring together communications and information in the same device), Mikko Terho was a leading influence behind the development of the iconic Nokia 9000 Communicator.  An industry first, this product was introduced at CeBit in 1996 and was the first to combine digital voice and data services with personal organizer functions in a portable, easy-to-use device.

Mikko Terho’s contributions in the early phase of wireless data were significant.  For example, a team under his leadership showcased the world’s first mobile video call on a high-speed data connection at the Telecom ‘95 event.  During his long career with Nokia, Mikko Terho has taken a leading role in championing new service-oriented architectures and in bringing new software architectures towards implementation.  As one of the founding board members of Symbian, the leading open mobile operating system, Mikko Terho has had a significant influence on, and made a substantial contribution to, the development of the mobile industry as a whole.  His appointment as Nokia Fellow supports Nokia’s approach of attracting the best and brightest minds in the industry to work on some of the most challenging and exciting research and development issues.

Mikko Terho has served on the board of directors for SysOpen Digia and YOMI Software as well as on the Hewlett Packard Software Development Advisory Council.  He was also a member of the Infrared Data Association (IrDA) Board and participated in the standardization of PC cards and GSM data.

Mikko Terho joins other Nokia Fellows, Robert Hinden and Charles Perkins.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia
Technology Communications
Tel. +358 7180 69042

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 07, 2007

Nokia wins a managed services contract with T-Mobile in the Netherlands

Espoo, Finland - T-Mobile Netherlands has selected Nokia to provide managed services for their WCDMA 3G and GSM networks. With Nokia managed services, T-Mobile can reduce its operating expenditure and further improve network quality while freeing resources to their core business and customers.

Under its first managed services deal with T-Mobile International, Nokia is providing T-Mobile Netherlands with field operations and spare part management. Field operations include preventive maintenance and incident management, while the spare parts management is an essential part of maintaining high-quality network operations.

“Staying in control of our network is crucial to us, but we also needed more time and resources to concentrate on our core business. Nokia’s field operations and spare part management allow us to do exactly that. Our cooperation so far with Nokia has built our trust in their ability to provide managed services in addition to network equipment,” says Bruno Jacobfeuerborn, Technology Director, T-Mobile Netherlands.

“In today’s competitive and dynamic marketplace, operators need to look for new opportunities to solve business challenges. Outsourcing technical operations can make operators’ business strategy more competitive, so we are pleased to take over the maintenance of T-Mobile’s network in the Netherlands thus helping the operator to reduce their operating expenditure,” says Kari Sundbäck, Vice President, Networks, Nokia.

With its proven track record in managing networks on behalf of operators around the world, Nokia is able to support operators to enhance their service offerings and reduce costs. Nokia is a major player in the Managed Services business with close to 60 managed services contracts globally.

About T-Mobile
T-Mobile, the international mobile operator, has 2,6 million active customers in the Netherlands and, with a turnover of 286 million Euro in the third quarter of 2006, T-Mobile is the third largest operator on the Dutch market. T-Mobile offers products and services for the consumer market as well as for business users. In the Netherlands T-Mobile owns a state of the art mobile network for voice and data services as well as a fast growing number of HotSpot locations where users have access to a high speed mobile internet connection.

T-Mobile Netherlands is part of T-Mobile International, one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By the end of 2006, more than 106 million mobile customers were served by companies of the Deutsche Telekom group. And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

T-Mobile also is partner of FreeMove, an alliance formed by four of Europe’s leading mobile companies - Orange, TIM (Telecom Italia Mobile), T-Mobile and TeliaSonera - to help their customers communicate as easily while travelling abroad as they do at home.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 08, 2007

Nokia and T-Mobile team up to bring the benefits of S60 software to mainstream consumer markets

T-Mobile embraces the advanced customization capabilities of S60 software on Symbian OS

Espoo, Finland - Nokia today announced a collaboration to strengthen T-Mobile’s capabilities to bring core services to market and improve the capability of S60 licensees to develop devices for T-Mobile. The collaboration is part of T-Mobile’s efforts to harmonize terminal software solutions within T-Mobile’s device portfolio.

Through the collaboration, T-Mobile will have access to timely and customized S60 products that support the consumer adoption of their services, such as web’n’walk(TM), a service that allows easy access to the Internet on mobile devices.

“T-Mobile recognizes the benefits of software platforms and sees open operating systems such as S60 on Symbian OS crucial for our platform strategy. We are pleased with the customization package that S60 offers to address T-Mobile’s specific requirements. The timely and cost effective customization is key to guaranteeing device time to market,” said Przemek Czarnecki, Executive Vice President, Terminal Technology at T-Mobile.

The collaboration with T-Mobile allows S60 development be aligned with T-Mobile’s requirements. Both companies will work closely together to bring the benefits of open operating systems to mainstream consumer markets.

“We see this as a great opportunity to deliver a great consumer experience and to evolve our respective businesses,” said Matti Vänskä, Vice President, Mobile Software Sales and Marketing, Nokia. “The benefits of a multi-vendor platform strategy are being recognized by operators, and S60, the market-leading smartphone software platform, is well positioned in this space. The flexibility of S60 software enables T-Mobile to implement Internet-based service concepts consistently across handsets from various manufacturers.”

About S60

S60 built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers.

According to Canalys research (January, 2007), S60 is the clear leader in converged device software with 54% market share globally in Q4 2006. To date, 49 devices based on S60 and Symbian OS have been launched, 20 of which are based on S60 3rd Edition.

For further information and news about S60 and the S60 community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About T-Mobile International

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom`s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By end of 2006, more than 106 million mobile customers were served by companies of the Deutsche Telekom group.  The common technology platform is based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

T-Mobile also is partner of FreeMove, an alliance consisting of four of Europe’s leading mobile companies - Orange, TIM (Telecom Italia Mobile), T-Mobile and TeliaSonera - to help their customers communicate as easily while travelling abroad as they do at home.

For more information about T-Mobile International, please visit www.t-mobile.net

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 71561

E-mail: communications.technology@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 08, 2007

Nokia Mobile Search adds ability to search for content stored on your device

Espoo, Finland - Nokia today announced that its Mobile Search application is now able to search for content stored on your device, ranging from emails, text messages and calendar entries to videos and music files. Just like with desktop search applications on a PC, Nokia Mobile Search indexes the information stored on your compatible Nokia device and then lets you search to find what you want, when you want it.

“Nokia Mobile Search has proven to be a hit with people who want access to information and services at their fingertips and now we’re bringing that same ease of use to search for content you already have on your Nokia device,” said Ralph Eric Kunz, vice president, Multimedia Experiences, Nokia. “Whether you are trying to find a calendar entry, find the SMS your friend sent days ago, or track down a multimedia file you downloaded, Nokia Mobile Search is the easiest way to find what you are looking for on your device.”

Working with over 20 partners from around the world and available in over 40 languages, Nokia Mobile Search is a simple, convenient, and fast way to find and connect to content you want - whether on the Internet through local service providers or search engines or already stored in yourcompatible device - directly from your Nokia device.

Nokia Mobile Search with My Content search supports the Nokia N95, Nokia N93i, Nokia N93, Nokia N92, Nokia N91, Nokia N91 8GB, Nokia N80 Internet Edition, Nokia N80, Nokia N76, Nokia N73 Music Edition, Nokia N71, Nokia E70, Nokia E62, Nokia E61, Nokia E60 and Nokia 3250 devices and available as a free download for compatible Nokia devices from http://www.nokia.com/mobilesearch.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 34383

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 08, 2007

Stockholm Stock Exchange has approved Nokia’s request to delist

Espoo, Finland -Stockholm Stock Exchange has approved Nokia’s request to delist Nokia’s Swedish Depository Receipts from the Stockholm Stock Exchange. The final day of trading of Nokia SDRs on the Stockholm Stock Exchange will be June 1, 2007.

Media and Investor Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Investor Relations, Europe

Tel. +358 7180 34927

Investor Relations, US

Tel. +1 914 368 0555

www.nokia.com

PRESS RELEASE
February 08, 2007

Nokia Delivers Free Downloadable Maps to the Mobile World

smart2go mapping and navigation platform made available for the most popular mobile operating systems

Espoo, Finland - Nokia today announced that it is making its smart2go mapping and navigation platform, available for free download (www.smart2go.com), enabling millions of people to use the most comprehensive map coverage offered on a mobile device. The platform allows for mapping and routing in over 150 countries and has support for full turn-by-turn satellite navigation in over 30 countries. The application allows people to view where they are on a map, search for points-of-interests (POI) around them and create routes to get them there free of charge. Nokia plans to start offering the smart2go application for free, on Saturday, February 10th, for selected Nokia S60 and Windows Mobile 5.0 devices initially and has plans to roll out support for most of the major mobile OS platforms including Nokia S60, Series 40, PocketPC, Linux and other Windows Mobile devices.

Nokia plans to pre-install the smart2go mapping and navigation application on all future Nokia Nseries multimedia computers under the name “Nokia Maps”. Current owners of Nokia devices may also download Nokia Maps to their supported devices. And now, by paring your non-GPS enabled mobile device with a Nokia Wireless GPS Module LD-3W or other compatible GPS module, Nokia Maps can provide the same fantastic navigation experience for a broad range of Nokia devices.

The platform contains over 15 million POIs that help people explore the most interesting sights, restaurants or accommodations around them. Customers can select their favorite locations and send them to friends by multimedia message, Bluetooth wireless technology, infrared or e-mail. They can also send map excerpts and routes or save map screen shots to the gallery on the device.  Recognized brand names like McDonald’s will have the option to place branded icons across the world’s digital maps downloaded onto millions of mobile devices.

“People will trust and use maps if they have those maps with them when they need them, and smart2go allows consumers the full freedom of which maps they want to carry with them. By offering Nokia Maps and smart2go for free on your mobile device, cost is no longer a barrier for anyone to enjoy the convenience of maps and routing on-the-go,” said Ralph Eric Kunz, vice-president, Nokia, Multimedia. “Nokia is on track to build the world’s most connected location based platform for mobile devices which also opens up interesting opportunities for future services.”

smart2go is a hybrid map solution: Map data from Tele-Atlas and Navteq can be downloaded directly via wireless network (e.g. GPRS/3G/WLAN) and stored on the devices memory card as needed. If all the desired map data is stored, no network connection is needed for mapping, routing and navigation. For managing downloads of bigger sizes there is an additional PC desktop tool available.

smart2go comes with the option to upgrade to full fledged turn-by-turn navigation. With just some clicks, customers can turn their device into a voice guided navigation system by purchasing a navigation license. There are various licenses available: from a one week to a three year term. When traveling to a new country for holiday one can download the relevant maps via PC in advance and subscribe to the navigation service for the duration of the holiday at affordable cost.

About the “smart2go” mapping and routing application

smart2go is new: the software turns mobile computers, smartphones and PDAs into local mapping and routing engines with a navigation option, providing worldwide mapping free of charge. In so doing, the unique hybrid solution combines the advantages of on-board and off-board navigation. Maps and location-aware content only need to be loaded once - they are then always available on the client.  As smart2go will carry the application name “Nokia Maps” across many future Nokia devices, it will also be available for a diversity of other operating systems such as Windows Mobile 5 and Linux, in the future.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 34383

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 09, 2007

Nokia and SFR complete the first WCDMA 900 voice call in France

Espoo, Finland - Nokia and French operator SFR have carried out a technical pilot on WCDMA 3G/HSDPA voice call on the 900 MHz band in SFR’s network. The equipment used for the voice and data calls included the Nokia Flexi WCDMA Base Station with a special solution for sharing the existing GSM site infrastructure and thus reducing implementation costs significantly, and a Nokia prototype of a WCDMA 900 mobile device.

The 900 MHz band can provide a larger coverage area than the most commonly used 2 GHz band, thus reducing network deployment costs significantly especially in the rural areas. It also improves the availability of 3G services indoors due to better radio signal propagation characteristics.

“We are impressed by the voice quality of the call, and the HSDPA user data transfer speed reached our expectations. The WCDMA 900 MHz variant brings us an efficient solution, which could allow us to extend our 3G services to rural areas cost-effectively,” says Paul Corbel, Chief Technical Officer, SFR.

“These WCDMA 900 voice and data calls are another testimony of Nokia’s strong end-to-end capability and commitment to support operators in developing their offering to better meet the demand that they face in today’s increasingly competitive environment,” says Olivier de Percin, Account Director, Networks, Nokia. “With the Nokia WCDMA 900 solution, network operators can provide wireless broadband services, such as HSPA, to their customers in a very cost-efficient way.”

Nokia Flexi WCDMA Base Station and Nokia Flexi Multiradio Combiner enable SFR to share their existing GSM900 base station site, including base station cabinets, antenna lines and power system, with the WCDMA 3G network.

Nokia and SFR have been working together for more than 10 years and Nokia has provided SFR with GSM and WCDMA 3G/HSDPA radio and core network equipment and services.

About SFR

With more than 17.8 million customers and 8,000 employees, SFR is the second largest mobile telecommunications operator in France. Operating its own GSM/GPRS and UMTS/HSDPA networks, SFR is able to provide a complete range of mobile telephony and multimedia services, as well as mobile data solutions to its personal, SOHO and business customers. SFR has become the operator of choice for new uses of mobile phones, having been the first operator to launch 3G and 3G+ services on the French market, and now boasts 2,7 million 3G customers. The company is also a player on the fixed telecommunications market through its 40,6 %  interest in Neuf Cegetel, the leading alternative operator on the French market. SFR benefits from a stable ownership structure, with two major shareholders, Vivendi (56%) and Vodafone (44%).

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 09, 2007

Forum Nokia PRO Imaging Zone to provide advanced support for companies creating mobile imaging applications and services

New community to drive tight integration of Nokia multimedia devices with leading online Sharing and Printing Services

Espoo, Finland - Nokia today announced the launch of a new Forum Nokia business community, Forum Nokia PRO Imaging Zone, designed to drive the development of mobile imaging technologies and enhance consumer experiences in capturing and sharing images with the latest Nokia Nseries devices.

The new Forum Nokia PRO Imaging Zone will provide exclusive access to Nokia technologies to qualified application developers, online community and imaging service providers, imaging product vendors, mobile operators and other technology oriented companies, as well as  opportunities to participate in select Nokia marketing and business development activities.

The Forum Nokia PRO Imaging Zone will be jointly managed by Forum Nokia PRO, part of Nokia’s global developer organization, and Nokia’s Multimedia business group and is open to current members of Forum Nokia PRO and to other companies that specialize in developing imaging related technologies, products and services. Companies may join Nokia’s new imaging business community without any fees, but must qualify for membership.

Participation in Forum Nokia PRO Imaging Zone will enable member companies to ensure close interoperability of their applications and services with imaging and video technologies deployed in Nokia Nseries multimedia devices, helping to provide a seamless user experience between Nokia’s leading imaging devices and third-party imaging products and services.

Members will receive technology specifications that enable business opportunities in high-resolution image sharing and printing, including Nokia’s imaging service framework, an architecture that enables third-party companies to run services that are tightly integrated into the Nokia User Interface. Members will also receive the latest information on mobile imaging-related marketing, business opportunities and legal frameworks for technology access.

In 2006, Nokia sold around 140 million connected cameras, making Nokia the world’s largest digital camera manufacturer.  Furthermore, camera phone sales were over 4x the size of the digital still camera market already in 2005.

“Forum Nokia PRO Imaging Zone will serve as Nokia’s premier channel for providing information about developments in mobile imaging to our closest associates,” said Mikko Pilkama, Director, See New Experiences, Nokia. “It will offer content and activities geared toward engaging developers with Nokia’s Multimedia business unit and bringing together companies in the imaging community. This new technology Zone will accommodate a variety of business interests that span geographical regions and cover a wide range of imaging technologies, applications and services.”

“The Forum Nokia PRO Imaging Zone will help to speed the development of advanced image creation, management and sharing solutions targeted at the hundreds of millions of camera phone users worldwide,” said Terence Swee, CEO of muvee, which develops automatic video editing solutions for camera phones and other platforms. “Our participation in PRO Imaging Zone will enable us to continue to provide advances in personal video creation tools for users seeking to tap the full potential of mobile devices for high-resolution image creation and sharing on today’s 3G networks.”

The new Forum Nokia PRO Imaging Zone will be administered through the Americas, EMEA and Asia regional operations of Forum Nokia PRO and joins other specialized developer offerings launched by Forum Nokia PRO, including the Forum Nokia PRO: Flash Zone, the Forum Nokia PRO Symbian Zone, the Forum Nokia PRO Enterprise Zone and Forum Nokia PRO Networks Zone.

Forum Nokia PRO offers developer companies access to valuable business development and technical support resources, including events, marketing and public relations support, technical platform roadmaps, discounted devices, pre-release tools, SDKs and code samples for Java, C++/Symbian OS, as well as increased awareness in Nokia channels and joint-marketing activities

Further information on developer tools, resources and technical documentation available through Forum Nokia PRO and the Forum Nokia PRO Imaging Zone can be found online at https://pro.forum.nokia.com/site/global/home/prozones/p_pro_zones.jsp.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Global Developer Program

Charles Chopp

Tel. +1 972 894 4573

communication.corp@nokia.com

www.nokia.com

PRESS RELEASE
February 12, 2007

Nokia Growth Partners Fund increased with 100 Million USD

Establishes a new Fund of Funds and special focus on China and India

John Gardner and Paul Asel to co-manage the fund

Menlo Park, Calif., US and Espoo, Finland - Nokia Growth Partners, a global private equity and venture capital management firm backed by Nokia, today announced a significant expansion of the group’s investment plans providing an additional $100 million investment into a Fund of Funds program with a special focus on emerging technology markets, including India and China. The firm also announced that John Gardner and Paul Asel, two industry veterans, will lead the expansion effort.

Launched in 2004, Nokia Growth Partners’ inaugural $100 million Venture Capital Fund invests directly into growth stage technology companies that share an alignment of business interests with Nokia.

Nokia Growth Partners has now created a Fund of Funds program targeting an additional $100 million of investments in top tier venture funds that offer access to emerging markets and/or exposure to innovative technologies in domain areas beyond the scope of Nokia’s traditional core businesses.

Building on the earlier successes of its direct investment Venture Capital Fund, Nokia Growth Partners will also devote additional resources to increase its activity in Asia, with specific emphasis on China and India. Nokia Growth Partners will be managing a combined $200 million of capital between the Venture Capital Fund and the Fund of Funds program.

“Over the past decade, Nokia has crafted an innovative, systematic and sustainable strategy to private equity and venture capital”, says Rick Simonson, CFO of Nokia. “An important tenet at Nokia is to strive to be “best in class” in all areas of operations.  Our investment in BlueRun Ventures, a global early stage venture capital fund, and Nokia Growth Partners, a strategic global growth fund, provides Nokia with a holistic approach to gaining access to the innovation and partnering opportunities created in a broad slice of the venture capital industry spectrum, all on a disciplined, return on investment basis.  The expansion of the Nokia Growth Partners platform into fund of funds investing is the logical next step in this continuum.”

Nokia is driving to mobilize the Internet. According to Tero Ojanperä, Nokia’s Executive Vice President and CTO, much of the outside innovation Nokia is looking to find, lies in areas beyond the company’s traditional core businesses.

“It is obvious that today’s mobile handset is about photos, music, TV, video, navigation, buddy finding, even social networking. Media sharing and staying connected is what the phenomena is all about”, said Ojanperä. “In order to capitalize on these trends, Nokia will need to partner with third parties and adapt and adopt with greater speed and agility than ever before.  Nokia Growth Partners plays a key role in allowing Nokia to tap into venture capital driven innovation, and this expansion is further evidence of our commitment to venture capital investing as part of our renewal initiatives.”

This expansion of Nokia New Growth Partners will be lead by John Gardner and Paul Asel who together have a combined 30+ years of venture and global investing experience, and will join the existing team at Nokia Growth Partners as Managing Partners. Current team of Rob Trice, Tapio Siik and Markus Salolainen, who launched Nokia Growth Partners in December 2004, are all continuing as partners at the firm.

John Gardner comes to Nokia Growth Partners from BlueRun Ventures where he was a partner from firm inception; he has over 15 years experience advising and working with start-up and emerging businesses, and is a long time wireless communications industry veteran.

Paul Asel joins Nokia Growth Partners from the International Finance Corporation, where he led the technology investment practice in India.  Paul has over 15 years of global, technology focused investment experience in the United States, India, Russia and East Asia.

Nokia Growth Partners will continue to work closely with BlueRun Ventures.  The two firms operate independently but share a common investor in Nokia, a long standing working history amongst the partners, as well as complementary technology and financial investment targets.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Nokia Growth Partners

Nokia Growth Partners is a diversified institutional investment management firm headquartered in Menlo Park, CA.  It is fully funded by Nokia with USD200M under management.  Nokia Growth Partners invests globally directly into growth stage technology companies as a Venture Capital Fund and participates as a limited partner in select venture capital and private equity funds with its Fund of Funds program. Nokia Growth Partners is funded by Nokia to provide superior returns and investments into companies, firms and people that are changing the face of mobility, communications and the internet. For more information visit www.nokiagrowthpartners.com

About BlueRun Ventures

Launched in 1998, BlueRun Ventures is a leading early stage venture capital fund.  BlueRun Ventures’ proven approach is to invest globally as a single fund in best-of-breed technologies and teams with the drive and ability to build global companies.  BlueRun Ventures is headquartered in Menlo Park, California with offices in Helsinki, Herzelia (Israel), Mumbai, Seoul, and Shanghai.  For more information, visit www.brv.com.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia Growth Partners

Communications

Tel. +1 650 328 5508

E-mail: pr@nokiagrowthpartners.com

www.nokia.com

www.nokiagrowthpartners.com

PRESS RELEASE
February 12, 2007

Nokia builds on vision of mobilizing the internet to transform mobile communication

CEO announces new products including the next generation of Nokia Eseries devices, plus navigation and Mobile TV devices targeted at the mass market

3GSM World Congress 2007, Barcelona, Spain/Espoo, Finland - Nokia President and CEO Olli-Pekka Kallasvuo reinforced the company’s commitment to lead the next phase of mobility and unveiled a new line up of devices and services that harness internet connectivity and will begin to transform how people use mobility in their professional and personal lives.

Speaking at the Nokia Press Conference at the show, Kallasvuo said “The worlds of mobility and the internet are merging, but as an industry we are still only scratching the surface of the possibilities this offers. Nokia is driving the change, taking a lead in harnessing this new connectivity in ways that will transform how we use mobile devices for work and in our personal lives. The products we are launching today reflect some key areas that we believe will become part of this new connected life and where we will start to see much more widespread adoption.”

Taking business mobility to the next level

Centre stage in Nokia’s news today are a series of new announcements focused on removing the barriers to widespread adoption of business mobility, and making it easier and more compelling for business customers and operators to benefit from it.

The company announced a trio of new Nokia Eseries devices, designed for business professionals, including  the slim line Nokia E61i emailer device, the stylish Nokia E65 slider, and an evolution of the legendary communicator into an all inclusive business device with advanced technologies, such as HSDPA and integrated GPS, the Nokia E90 Communicator.

Each is a feature packed, design rich device using 3G and Wlan technologies, and the flexible S60 software platform, to enhance the way people experience work in a mobile world. The devices also feature high-quality cameras.

Nokia E65 is available now in select markets, with broader availability building during the first quarter of 2007. Nokia E61i will be available during the second quarter of 2007, and the first deliveries of the Nokia E90 Communicator are anticipated to take place during the second quarter of 2007, with volume global availability during third quarter of 2007.

The company also announced the launch of Nokia Intellisync Mobile Suite 8.0 mobileware, the industry’s most flexible platform, providing mobile email, mobile file and data synchronization and robust security and device management capabilities to the Nokia Eseries products and more than 100 other devices - the most extensive support in the industry. New or enhanced features include a two-tier licensing model, a new user interface, further strengthened mobile security capabilities, and extensive additional language and connectivity support.

Navigation set to become a mainstream feature

Recognizing the huge potential of location based services, one of the fastest growing areas in mobile devices, Nokia released its first mass market navigation-enabled mobile phone, the Nokia 6110 Navigator.

Using integrated GPS, the phone enables consumers to quickly and easily view their current location on map, search for destinations, find specific routes, or locate nearby services such as restaurants, hotels or shops. Featuring full turn-by-turn 3D navigation, it suggests the best route to follow by car or on foot, using voice or visual instructions on a map.  The Nokia 6110 Navigator is expected to begin shipping in the second quarter of 2007.

Accelerating mobile TV adoption

Kallasvuo also unveiled the Nokia N77 multimedia computer designed to accelerate the take up of DVB-H mobile TV devices, a market he predicted would reach between 5 to 10 million units by end of 2008 and around 20 million units by the end of 2009.

The Nokia N77 is an easy to use and stylishly mobile TV device. Features include a wide 2.4” screen with up to 16 million colors, high quality stereo sound, alerts when programs are starting, and a guide to view program information for up to seven days, browse TV channels, and purchase new channels. It is expected to start shipping during the second quarter of 2007 in countries where DVB-H services are available.

Building on the importance of Internet video content, Nokia also launched the Nokia Video Center, an application that brings together all the sources of mobile video, and announced YouTube and Reuters as the first global content partners. The service combines branded video services, internet videos and sideloaded videos from the PC in one single place. It will be available globally in the markets where Nokia Nseries devices are sold, preinstalled first in the Nokia N95 multimedia computer and available for download to other Nokia Nseries multimedia computers.

Also at the 3GSM show, Nokia introduced the new Nokia 3110 classic, a robust and dependable device with a contemporary design. With applications including an FM stereo radio, music player with expandable memory, video ringing tones and a 1.3 megapixel camera, the Nokia 3110 classic offers a wide range of conventional features at an accessible price. It is expected to be available in the second quarter of 2007.

The Nokia Bluetooth Display Car Kit CK-15W, compatible with the new Nokia 3110 classic and a wide range of other devices, was released at the show. The Kit offers a number of elements that enable easy in-car communications including a large color screen for easy usage and viewing. It is expected to be available in the first quarter of 2007.

In technology news, Nokia announced a software collaboration with Telecom Italia to further strengthen the operator’s innovative service portfolio as they select S60 software to drive growth in the advanced mobile market in Italy.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2007 related Nokia press releases, product details and prices, product photos, event photos and broadcast material are available at: www.nokia.com/3gsm/press

PRESS RELEASE
February 12, 2007

Nokia and Telecom Italia work together to boost mobile service innovation

Telecom Italia selects S60 software to drive growth in the advanced mobile market in Italy

3GSM World Congress 2007, Barcelona, Spain/Espoo, Finland - Nokia today announced a software collaboration with Telecom Italia to further strengthen Telecom Italia’s innovative service portfolio. The collaboration aims to simplify service deployment through the platform-based model, help Telecom Italia in implementing their service convergence strategy and increase the amount of S60 devices in Telecom Italia’s portfolio.

Telecom Italia and S60 will work in close cooperation to support the advanced in-house service development in Telecom Italia and to enable a differentiated service offering across their portfolio.

With a strong focus on service convergence, Telecom Italia aims to drive the migration to the Internet and offer consumers integrated and seamless multimedia capabilities, such as web browsing, digital media content and person-to-person non-voice communication.

“Our focus is to drive innovation beyond voice and deliver compelling user experience to our customers,” said Luigi Licciardi, Vice President, Mobile Industry Relations, Telecom Italia. “The leading customization capabilities in S60 software allow us to differentiate our service proposition, offering the user interface and the usability required, while ensuring the benefits of a consistent platform.”

“The market leading smartphone software S60 on Symbian OS enables Telecom Italia to implement their pioneering service concepts consistently,” said Matti Vänskä, Vice President, Mobile Software Sales and Marketing, Nokia. “With the S60 platform, service innovation can be separated from handset development and operators are able to bring their unique service offering faster to the market. Telecom Italia is breaking new ground for service convergence and S60 fits perfectlywith their needs.”

The scope of the collaboration includes Telecom Italia’s access to extended capabilities of the S60 platform, joint marketing activities and close roadmap alignment to address Telecom Italia’s requirements on the development of S60 software.

According to Canalys research (January, 2007), S60 is the clear leader in converged device software with 54% market share globally in Q4 2006. To date, 54 devices based on S60 and Symbian OS have been launched, 25 of which are based on the latest S60 3rd Edition.

About S60

S60 software built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about the S60 and the S60 community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 71561

E-mail: communications.technology@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2007 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

PRESS RELEASE
February 12, 2007

The Nokia 3110 classic: Straight forward technology in a reliable package

3GSM World Congress 2007, Barcelona, Spain/Espoo, Finland - At the annual 3GSM World Congress in Barcelona, Nokia introduced the new Nokia 3110 classic, a well-balanced mobile phone for people who appreciate staying connected and value for money. The Nokia 3110 classic is a robust and dependable device with an urban, durable design. The triband (EGSM 900, GSM 1800/1900) Nokia 3110 classic is expected to be available in the second quarter of 2007 at an estimated retail price of €150, excluding taxes and subsidies.

“The Nokia 3110 classic delivers on the promise of honest performance, dependability over time and up to date styling,” says John Barry, Director, Mobile Phones, Nokia. “The Nokia 3110 classic has several little crafted details that most people will not notice, like thicker plastic and a larger antenna to make the phone more dependable. To keep up with the latest trends in mobile phones, the Nokia 3110 classic also has a 1.3 megapixel camera, music player with expandable memory and an FM stereo radio. Our newest addition to Nokia’s mid-range selection offers a wide range of conventional features at an accessible price.”

With the Nokia 3110 classic, consumers can listen to their favorite music at any time; on the bus, during a walk or even on a plane thanks to the handset’s practical flight mode. A convenient USB port and Bluetooth support also makes it quick and easy to transfer songs, images or calendar events directly from your PC to your phone.

A broad range of enhancements also gives users the choice of customizing their Nokia 3110 classic device. For example, the new Nokia Bluetooth Display Car Kit CK-15W offers a number of functions that allow easy in-car communications. With its bright 2.2 inch color display, consumers can easily view and control call functions while the separate input device provides controls over volume adjustment and accepting or ending calls.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2007 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

PRESS RELEASE
February 12, 2007

Nokia 6110 Navigator hits the road (map included)

Mass market mobile phone with integrated GPS offers instant and easy-to-use maps, routing and navigation

3GSM World Congress 2007, Barcelona, Spain/Espoo, Finland - At the annual 3GSM World Congress in Barcelona, Nokia introduced the new Nokia 6110 Navigator, a navigation-enabled mobile phone designed for the mass market. The Nokia 6110 Navigator brings together GPS (Global Positioning System) and AGPS (Assisted Global Positioning System) functionality with always-on mobile connectivity in a feature-rich, compact device. The Nokia 6110 Navigator is expected to begin shipping in the second quarter of 2007 with an estimated retail price of €450 before subsidies or taxes.

The Nokia 6110 Navigator features full personal navigation experience with integrated maps, routing and navigation available with the click of the phone’s one-touch Navigator key. With the Nokia 6110 Navigator, consumers can quickly and easily view their current location on the map, search for destinations, find specific routes, or locate services such as restaurants, hotels or shops that are nearby. Featuring full turn-by-turn 3D navigation, the Nokia 6110 Navigator suggests the best route to follow to reach a location by car or on foot. Clear instructions by voice guidance and turn arrows on a map ensure finding the fastest way to the destination.

“Location-based experience is among the fastest growing areas in mobile devices. Offering integrated GPS functionality, the Nokia 6110 Navigator will put maps, routing and navigation into the hands of the broadest consumer market world-wide,” said Peter Ropke, Senior Vice President, Broad Appeal Business Unit, Nokia.  “With the Nokia 6110 Navigator, mobile phone owners will be able to enjoy the benefits of navigation in their daily life and enjoy a wide range of location-based services - whether they want to explore a city, search for restaurants, get weather forecasts, or look for travel guides for a weekend trip.”

The Nokia 6110 Navigator comes with a local map pre-installed on the memory card ready for immediate navigation. Additional maps and content - such as traffic information, weather services and travel guides - can be purchased online. Additional maps can be conveniently transferred to the phone by using the Nokia Map Manager application included.

The maps also show thousands of points of interest, such as restaurants, hotels, shops or other services nearby the location, including phone numbers and web addresses for calling and browsing directly with the phone. And, because the map’s information is located in the mobile phone, it can be shared with family or friends with the touch of a button.

Moreover, the Nokia 6110 Navigator enables fast and seamless access to online information with HSDPA (High Speed Downlink Packet Access) up to 3.6 Mbps. Emails can be handled in real time by push email, which also supports attachments as well as features a Message reader function to read aloud your emails.

The smart Nokia 6110 Navigator is an ideal tool for 3G multimedia, enabling real time video sharing and video calls, as well as a 2 megapixel camera with a dedicated capture key, panorama mode, and integrated flash. Video clips can be enjoyed with full screen view, and maps and images are clear and crisp to see on the large and bright 2.2” QVGA screen, offering up to 16 million colors. For extra protection, the camera lens is covered by a protection slide, keeping the images crystal clear.

The Nokia 6110 Navigator is Nokia’s first dedicated smartphone aimed specifically towards the navigation market. This device is another example of the commitment Nokia has to location based experiences such as mapping, navigation and local search and joins the already announced Nokia N95 and Nokia E90 in Nokia’s integrated GPS device portfolio.

Based on the world’s leading smartphone software S60 on Symbian OS, the Nokia 6110 Navigator enables access to a wide range of S60 applications such as Mobile Search or S60 games for additional entertainment and productivity.

Key features of the Nokia 6110 Navigator include:

•  Fully integrated GPS Navigation with one touch Navigator key

•  Local map pre-installed on the memory card for immediate navigation

•  HSDPA for fast web browsing and downloading

•  WCDMA 2100 HSDPA, GSM/EDGE 850/900/1800/1900

•  2 megapixel camera with integrated flash, 4x digital zoom and panorama mode

•  Real-time video sharing and video calling

•  40 MB free internal memory

•  Support of microSD memory card up to 2 GB

The Nokia 6110 Navigator phone offers a talk-time of up to 3.5 h (GSM) and 2.5 h (WCDMA), and a standby time of up to 11 days (GSM and WCDMA).

Also available for the Nokia 6110 Navigator is a range of enhancements including the Nokia Mobile Holder CR-48. Introduced at 3GSM, the Nokia Mobile Holder CR-48 is specially designed for the Nokia 6110 and keeps your phone securely in place in the car. Stylish and practical, the holder also charges the battery of the Nokia 6110 Navigator whenever the phone is placed in the holder.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45753

Nokia Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2007 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

PRESS RELEASE
February 12, 2007

Contact in color - Introducing the Nokia Bluetooth Display Car Kit CK-15W

A revolutionary car kit that brings simplicity to in-car communications

3GSM World Congress 2007, Barcelona, Spain/Espoo, Finland - Nokia today announced the Nokia Bluetooth Display Car Kit CK-15W, a revolutionary car kit to ease your communications on the road. The bright 2.2 inch color display provides a convenient backdrop for easily viewing and controlling your call functions while the separate input device provides controls for volume adjustment and accepting or ending calls.  Once paired with a compatible phone, the Nokia Bluetooth Display Car Kit CK-15W enables you to make phone calls and browse the contact list even when having the phone in your pocket.  The car kit’s display includes adjustable background colours and themes for personalizing it to suit the lighting on your car dashboard.

“We are committed to providing convenient communication solutions that are easy to use inside the car,” said Wolfgang Gärtner, senior category manager, Nokia Automotive. “The Nokia Bluetooth Display Car Kit CK-15W is intuitive in its functionality, so you don’t need to waste your time fiddling around every time you get in the car. The large color display is based on the familiar Nokia user interface which makes it easy for people to take the product into use.”

The Nokia Bluetooth Display Car Kit CK-15W offers a number of elements that enable easy in-car communications; the separate input device and the large color screen can both be installed in an optimal position for easy usage and viewing. The car kit also supports advanced call handling features such as the caller’s identification* as well as listing of missed, received and made phone calls.

The Nokia Bluetooth Display Car Kit CK-15W is compatible with a wide range of Nokia mobile devices including the newly announced Nokia 3110 classic, a well-balanced phone for consumers appreciating simplicity in technology and value for money.

The Nokia Bluetooth Display Car Kit CK-15W is expected to be available in the first quarter of 2007 and will cost an estimated 180 euros, without taxes.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

3GSM 2007 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

*Operator dependent service

PRESS RELEASE
February 12, 2007

Nokia unveils new mobile internet video experience

Co-operation with YouTube allows users to enjoy YouTube(TM) videos on the go via Nokia Nseries devices

3GSM World Congress 2007, Barcelona, Spain/Espoo, Finland - Nokia today announced a new mobile internet video experience which enables enhanced internet video consumption by bringing YouTube videos into the hands of Nokia Nseries multimedia computer owners.  YouTube videos are accessible with Nokia Web Browser with Mini Map through the new YouTube mobile site to be launched shortly.  Also, YouTube video RSS feeds can now be consumed through the new Nokia Video Center application.

“We are thrilled to be giving users easy access to entertaining YouTube videos anytime and anywhere. By partnering with an industry leader like Nokia, we’re able to bring YouTube videos to mobile phone users worldwide,” said Steve Chen, Co-Founder and Chief Technology Officer for YouTube.

“We are extremely excited to be able to announce YouTube as one of our first global partners in bringing internet videos easily to our Nokia Nseries owners,” said Harri Männistö, Director, Multimedia, Nokia. “The addition of the enhanced internet video experience is a logical continuation of the wide range of internet experiences available on Nokia Nseries multimedia computers covering already for example photo and video uploading and sharing, music discovery as well as search and navigation.”

Nokia Web Browser with Mini Map

The Nokia Web Browser with Mini Map enables mobile discovery of videos in websites such as the YouTube Mobile site in a similar way as with PC web browsers. With YouTube Mobile now also compatible with the AVC video format which is the most common format supported in mobile devices, the single-click playback of videos is also possible in the same intuitive way as with PC web browsers. The Nokia Web Browser with Mini Map and AVC video playback are standard features in all the latest Nokia Nseries multimedia computers.

Nokia Video Center

The new Nokia Video Center offers a comprehensive and user friendly mobile video RSS feed and video on demand consumption experience with an easy-to-use interface for discovering, viewing and storing one’s favorite content on the Nokia Nseries multimedia computer. It combines branded video RSS feed services, internet videos and sideloaded videos from the PC into one single place such as the Nokia N95 and the recently announced Nokia N93i.

“Our cooperation with YouTube paves the way for continued growth for internet based content distribution. Enabling people to have access to a wide range of videos on their connected multimedia computers offers great potential for this area,” said Torsti Tenhunen, Director, Multimedia, Nokia. “Also, Nokia Video Center offers content producers and distributors a unique way to lead consumers directly to dynamic video services which can easily be produced and tailored for various interests.”

Nokia Video Center will be available globally in the markets where Nokia Nseries devices are sold. It will first be preinstalled in the Nokia N95 device and thereafter in most of the new Nokia Nseries devices. Nokia Video Center will also be available as download version for selected compatible S60 devices.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

3GSM 2007 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

PRESS RELEASE
February 12, 2007

Nokia N77: Live TV when you want it

Stylish and affordable Nokia N77 to accelerate DVB-H mobile TV mainstream adoption

3GSM World Congress 2007, Barcelona, Spain/Espoo, Finland - Nokia today introduced the Nokia N77 multimedia computer offering an optimized mobile TV experience in a compelling and compact form factor with complete Nokia Nseries functionalities. With the Nokia N77, the latest integrated DVB-H device in the Nokia Nseries range, operators now have greater choice of devices as they further develop their broadcast mobile TV platform to launch and attract more subscribers. The Nokia N77 enables living room TV as viewers have come to know and understand, but is now available in a small and beautifully designed package to take on the go.

“TV is the biggest media in the world and we are mobilizing it with the Nokia N77. The pocketable and affordable Nokia N77 further drives broadcast mobile TV based on DVB-H technology towards the mainstream market phase. The ability to watch live television on a mobile device has never been so easy,” said Jonas Geust, head of Nokia Nseries Players Category, Multimedia, Nokia. “The wide 2.4” flat screen with up to 16 million colors and high quality stereo sound makes it the ideal personal mobile device for enjoying live TV and music on the move.”

“With the Nokia N77, we are expecting an increase in the take-up of broadcast mobile TV service in Vietnam,” said Mr Le Doan Quan, Director of VTCmobile Televison Company. “Nokia now gives subscribers more choice in the type of device they would like to own when applying for the broadcast mobile TV services in Vietnam.” In 2006, Vietnam became the first country in Asia Pacific to roll-out broadcast mobile TV services based on DVB-H. The service is operated by the VTCmobile Television Company, one of the leading multimedia corporations in Vietnam.

See what happens next

The dedicated TV key on the Nokia N77 gives you straight access to a world of DVB-H TV*. It even remembers the last channel you were viewing when you switched off the TV. You can also set reminders to alert you when your program is starting and access it at the push of a button. Through the Program Guide in the mobile TV application you can view program information up to seven days, browse TV channels, purchase new channels if desired and select the TV program you are interested in.

By utilizing built-in interactive service functionality, like SMS voting for deciding what music video will be played next, it is very easy to make your voice heard. You can also take full advantage of 30 seconds replay and continue live TV watching after the replay clip.

Your music, your soundtrack, your way

With up to 2GB** of memory and integrated stereo speakers, the Nokia N77 also features great mobile music experiences. The Nokia N77 offers storage of up to 1500***tracks. Enjoy your favorite DJs or discover a rich new world of music with Visual Radio*. With support for MP3, AAC, AAC+, eAAC+ and WMA, no song should go unheard. For enhanced personal sound quality, simply connect the in-box earphone buds or use the Nokia Audio Adapter with standard 3.5 mm connector to hook up to a compatible headphone.

Much more than just entertainment

With practically all the applications you would expect from a true Nokia Nseries multimedia computer, including a 2 megapixel camera (1600 x 1200 pixels), the Nokia N77 is much more than just live TV - it’s the key to an entire world of multimedia computing. Work or play, beneath its good looking exterior it has just about everything you need. Designed to work on 3G (WCDMA 2100 MHz), EDGE and GSM (900/1800/1900 MHz) networks, with the Nokia N77 you can manage your day on the go with email, calendar and to-do lists.

The Nokia N77, based on S60 3rd Edition software on Symbian OS, is expected to start shipping during the second quarter of 2007 in countries where DVB-H services are available, with an estimated, pre-tax, unsubsidized sales price of approximately 370 euros.

* To check the availability and cost of the service, contact your network operator or service provider.

** The availability and memory capacity of a memory card in the sales package may vary depending on the market and/or your network operator/service provider.”

*** Capacity based on 3:45 per song and 48kbps eAAC+ encoding on the Nokia Music Manager. Capacity with 128kbps AAC encoding is up to 500 songs.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

3GSM 2007 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

PRESS RELEASE
February 12, 2007

Nokia expands the opportunity for business mobility beyond the executive suite

Nokia Intellisync Mobile Suite 8.0 brings unmatched flexibility and cost-control for mobile deployments around the world

3GSM World Congress 2007, Barcelona, Spain/Espoo, Finland -Nokia (NYSE:NOK) today announced Nokia Intellisync Mobile Suite 8.0, the industry’s most comprehensive platform for business mobility.  A new software release, Nokia Intellisync Mobile Suite 8.0 combines a comprehensive platform of wireless email, file synchronization and application synchronization, with the robust security, asset collection and reporting of fully integrated device management.

With this new release, Nokia responds to customer feedback by delivering an uncompromised approach to both flexibility and support for today’s business demands.  By offering an increased array of deployment options — behind the firewall, hosted or white-label — with an increased choice of supported devices and platforms from virtually every vendor, covering S60 and UIQ on Symbian OS, Palm, Windows Mobile, Pocket PC and more, the flexibility on how and to whom mobility can be delivered has been given back to businesses and operators. Furthermore the combination of a two-tier licensing model and support for Java-based J2ME(TM) phones, such as Nokia Series40, lowers the barrier associated with widespread mobility.  Combining this with an already comprehensive suite, Nokia is able to provide a solution for the market that can grow as the mobility requirements of an organization or operator evolve and further address the needs of a previously overlooked market segment.

With today’s news, Nokia further delivers on its mobile software strategy to expand the horizon of business mobility users beyond the executive suite, to enable operators and service providers to extend their value added services with a single platform, and to extend support to a broader range of mobile devices. With this approach, Nokia is enabling both businesses and operators to move beyond ad hoc or point mobility implementations, and build an entire mobile strategy.

“Three years ago we set out to change the way people do business with the help of mobile technology,” said Scott Cooper, vice president, Mobility Solutions, Enterprise Solutions, Nokia. “Today, we are bringing to market mobileware that is uncompromised - on capability, price, design, platform, and on user experience. We are delivering a mobility platform with a strong combination of advanced technology, robust security, scalability and ease of use - topics that make sense for the mobile workforce, the IT manager, business decision-makers, and operators alike.”

Furthermore, the combination of Nokia Intellisync Mobile Suite 8.0 and Nokia Eseries devices also announced today significantly increases the potential for businesses to achieve new levels of productivity and competitive advantage. This combination also provides unmatched opportunities for operators, service providers, and system integrators.

“We selected Nokia Intellisync mobile suite as our push email solution for its broad ranging support devices - said Mr Luca Luciani - Head of Mobile Domestic Services Telecom Italia - Our strategy is to provide innovative services to our customers, great value and maximum flexibility. We look forward to the enhanced feature set that Nokia Intellisync Mobile Suite 8.0 will deliver, driving even stronger benefits for the users.”

The Nokia Intellisync Mobile Suite 8.0 base server includes entry level wireless email as part of the offering, enabling a business to cost effectively extend email throughout the organization.  The base client offers the ability to compose, read and delete email and manage local folders, in addition to robust security. The professional client extends beyond the base version to include full personal information management (PIM) synchronization, full attachment handling, global address list support and more.

“Nokia Intellisync Mobile Suite 8.0 will mark a new era in business mobility, which will be hard to match by any other software provider,” said Stuart Hardy, managing director for LayerOne. “We have been offering Nokia Intellisync Wireless Email to our customers for the past two years and are excited about the latest improvements. The advanced features, scalability, and competitively priced solution have allowed us to lead other services offered in the South African market. The power of Nokia Intellisync Mobile Suite lies in its ability to go beyond just wireless email which allows us to address far more complex mobile strategies within organizations without the need of other third party software.”

The extensive support for mobilizing corporate applications, comprehensive mobile device management functions, robust mobile security, and extensive language support defines Nokia Intellisync Mobile Suite 8.0 as a comprehensive and uncompromised mobility platform.

“As a leading provider of enterprise collaboration solutions, IBM is dedicated to working with our industry leading business partners to deliver added value to customers,” said Ken Bisconti, vice president Lotus software, IBM. “The new release of Nokia’s Intellisync middleware offering is an exciting development for the mobile industry and will help our customers extend their existing Lotus Domino capabilities to mobile devices.”

“Novell GroupWise provides unique value based on its ability to run on multiple enterprise systems,” said Kent Erickson, vice president and general manager of Workgroup Solutions for Novell. “Nokia Intellisync technology has been integrated into our platform for some time now and has been instrumental in enabling us to deliver on our commitment to provide real-time collaboration choices. This gives our customers the flexibility and the opportunity to select mobile devices that work best for them.”

“The business requirement for mobility varies widely from one company to another, often varying within the same organization,” Scott Cooper continued. “Mobilizing business is not just about devices or networks or particular applications - rather, it requires an entire flexible ecosystem that we believe will be implemented in a phased approach. Nokia Intellisync Mobile Suite is developed with this in mind and we are positive that with the right mobile strategy and our mobileware, companies will drive new revenues, enable new business processes and gain strategic and competitive advantage.”

Nokia Intellisync Mobile Suite can be purchased from select carriers and accredited resellers and is available today.

For features and technical information about Nokia Intellisync Mobile Suite, please visit http://www.nokiaforbusiness.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media and Analyst Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Americas

Tel. +1 972 894 4573

communication.corp@nokia.com

APAC

Tel. +65 6723 2323

communications.apac@nokia.com

www.nokia.com

3GSM 2007 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

PRESS RELEASE
February 12, 2007

Nokia unleashes second wave of Nokia Eseries business devices

Advanced technologies, new functionality, sleek designs and color appeal to working titans

3GSM World Congress 2007, Barcelona, Spain/Espoo, Finland - Nokia (NYSE:NOK) today introduced the second wave of the Nokia Eseries portfolio with a trio of feature-packed, design-rich devices - the all-inclusive Nokia E90 Communicator, the stylish slider Nokia E65 device, and the slim email-optimized Nokia E61i device. Each new Nokia Eseries device features a combination of advanced technologies that will enhance the way people experience work in a mobile world, by allowing faster and better quality access to important information for greater collaboration and productivity.

The Nokia E90 Communicator, Nokia E65, and Nokia E61i support the most popular email and business voice and other productivity and leisure time solutions, operate across different continents using the quadband GSM and 3G network frequencies, provide fast broadband data connectivity with 3G WCDMA and WLAN. In addition, Nokia E90 Communicator is now High Speed Download Packet Access (HSDPA) enabled and can reach data transfer speeds comparable to those traditionally achieved only in the office. The speed, processing power, and superb screens of the devices coupled with the flexibility of the S60 software open up opportunities for completely new mobile experiences in and out of the office. With the introduction of the new Nokia Eseries devices, Nokia continues to knock down the barriers to widespread adoption and unleash the true potential of business mobility for business customers and operators.

“The tipping point for widespread adoption of business mobility is upon us, and it will take new levels of performance, greater functionality and interoperability, and broad access to mobility solutions beyond the executive suite for customers and operators to realize the benefits of anytime, anywhere productivity and collaboration,” said Antti Vasara, senior vice president, Mobile Devices Unit, Enterprise Solutions, Nokia.   “Now business users, and the operators and carriers that serve them, can demand a new standard of business devices combining both beauty and brains without compromise, and that is what Nokia Eseries delivers.”

“We’re making it easy for business professionals to get mobilized. Feedback from our customers shows that we are changing the way business is conducted in a mobile world. Building on the success of our first generation of Nokia Eseries, we are responding to the growing requirements of business customers with a new generation of Nokia Eseries devices that will exceed their expectations and deliver an uncompromised experience,“ Vasara continued.”

Further, the new Nokia Eseries devices, combined with the Nokia Intellisync Mobile Suite 8.0 platform, also announced today, significantly enhance the potential for businesses to achieve new levels of productivity and competitive advantage.  These Nokia solutions also provide operators and carriers opportunities to grow their businesses with competitive new solutions for their business customers, which comprise one-third of operators’ revenues today. By offering Nokia Eseries devices that can handle current and future services such as hosted email, security, device management and other productivity applications, operators and carriers can gain competitive advantage and increased customer loyalty.

Nokia E90 Communicator - the legend evolves into an all-inclusive Nokia Eseries business device

The Nokia E90 Communicator sets the standard for an uncompromised “mobile office” experience. The latest technologies at the core of the device bring business necessities and personal amenities to the hands of people independent of time and place. Fast and inexpensive connections over WLAN and HSDPA-enhanced 3G accelerate the mobile use of data- and transmission-rich applications. The interface to business and leisure applications and the Internet, the stunning Nokia S60 browser, with 16 million colors, is capable of displaying the full width of a web page at once.

The Nokia E90 Communicator is now based on the S60 platform, making a wealth of additional mobile applications available for its users. The Nokia E90 Communicator also has an integrated GPS and Nokia Maps application to provide help in finding routes and locating services. For increased personal convenience, the Nokia E90 Communicator is equipped with an FM radio, a music player, a video player and two cameras — a 3.2Mpix auto focus camera with flash and a second camera for videoconferencing.

Nokia E65 - style meets substance

Nokia E65, the slim slider, contains the mobile business capabilities of a Nokia Eseries device in an exquisite package with top notch materials. Nokia E65 has been designed for easy access to the most frequently used applications from the One Touch keys on the front cover.  Users can make conference calls, access their contacts database, mute and unmute calls, and access an application of choice through ‘My Own’ key with just one push of a button. Active Standby, the capability to customize the phone display to show and provide quick access to user-defined applications, together with One Touch keys, simplifies connecting to business and personal applications and switching between tasks. Furthermore, Nokia E65 can be integrated with leading corporate telephony systems ¬- with Nokia Intellisync Call Connect for Cisco, Nokia Intellisync Call Connect for Alcatel and Avaya one-X Mobile Edition for Nokia solutions. The Nokia E65 device also supports the most used corporate and consumer email solutions.

Nokia E61i - Streamlined email experience for business heavyweights

Nokia E61i, designed specifically for extensive mobile email usage, provides advanced attachment handling with on-the-device document editing. The new full keyboard design with Navi and One Touch keys offers an unbeatable mobile user experience in the palm of a hand. Nokia E61i supports corporate mobile email solutions such as Nokia Intellisync Wireless Email, Good Mobile Messaging, Mail for Exchange, Seven Mobile Mail, and BlackBerry Connect and most popular consumer email solutions.  In response to customer demand, the device also features a high quality 2Mpix camera, a music player and a video player.

Availability

Nokia E65 is already available in selected markets, with broader availability building during the first quarter of 2007 for an unsubsidised approximate retail price of €400. Nokia E61i will become available during the second quarter of 2007 for an unsubsidised retail price of €400. First deliveries of the Nokia E90 Communicator are anticipated to take place during the second quarter of 2007, with volume global availability during the third quarter of 2007. The unsubsidised retail price of the Nokia E90 Communicator will be around €750-800.

Nokia Intellisync Mobile Suite 8.0, also announced today, offers email, device management, synchronization and corporate telephony solutions for the Nokia Eseries family of products and other mobile devices.

Extend!

The Nokia Eseries devices can accommodate a wealth of applications and peripherals to facilitate the life of mobile professionals. The selection of preloaded and add-applications for each Nokia Eseries device varies from market to market. Users may contact their local reseller for more information on applications available in their market.

A complete list of Nokia E61i, Nokia E65 and Nokia E90 Communicator features and technical specifications can be found at www.nokiaforbusiness.com. For further information about device and solution availability, users may contact their local Nokia representative and local network operator.

Photos of Nokia E61i, Nokia E65 and Nokia E90 Communicator can be found at www.nokia.com/press. Video B-roll of the Nokia Eseries can be found at www.nokia.com/press/broadcastroom.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

Industry Analyst Enquiries:

Nokia

Industry Analyst Relations

Tel. +1 914 368 0511

E-mail: industry.analyst@nokia.com

www.nokia.com

3GSM 2007 related Nokia press releases, product photos, event photos and broadcast material are available at:

www.nokia.com/3gsm/press

PRESS RELEASE
February 12, 2007

Nokia Siemens Networks: Preparing to Connect the World

With a vision of 5 billion people connected and ‘always on’ by 2015, the planned Nokia Siemens Networks is ready to connect the world

3GSM World Congress 2007 Barcelona, Spain/Espoo, Finland/Munich, Germany - At the 3GSM World Congress 2007 in Barcelona, Nokia and Siemens will join together to present the future Nokia Siemens Networks.  Nokia Siemens Networks will be a world leader in telecommunications, with strong positions in the fastest-growing market segments and regions.  Driven by a desire to connect the world, the new company will have an unparalleled capability to deliver ‘end-to-end’ convergent solutions based on a broad portfolio of fixed and mobile infrastructure products, services and devices.  The planned merger to create Nokia Siemens Networks is expected to close in the first quarter 2007.

“Nokia Siemens Networks will be ideally positioned to help our customers capture opportunities that will arise as the connected community swells to around five billion by 2015.  In 2015, we will live in a broadband-IP world, in which five billion people in practice will be ‘always on’, connected to the Internet, rich content, services and of course each other,” said Simon Beresford-Wylie, designated Chief Executive Officer for the future Nokia Siemens Networks. “While Nokia Siemens Networks will have the scale to compete, we know that is just a starting point.  As the world of telecommunications changes, we will also create customer value through innovation, speed and deep end-user insight.”

Nokia Siemens Networks will have a particular focus on the following areas:

•  Business transformation and helping customers find and capture opportunities in the fast-changing market.

•  Supporting customers in developing new revenue streams by understanding market trends and bringing new, innovative services to market.

•  Providing products, services and solutions that help reduce operating expenses and partnering with customers to improve operational efficiency.

•  Meeting the unique needs of new growth markets by working with customers to provide affordable voice and data solutions for end-users.

•  Utilizing the deep understanding the company will have in all areas of IP-centric convergence to identify and support new business opportunities for communication providers.

•  Working closely with customers on issues of environmental responsibility, including lowering power consumption and reducing the weight and size of products.

•  Bringing a full end-to-end expertise to help customers maximize investments and provide seamless experiences for end users.

“With the creation of Nokia Siemens Networks, we have the opportunity to build the right company to meet the needs of our customers today and well into the future,” said Christoph Caselitz, designated Chief Market Operations Officer for the future Nokia Siemens Networks. “We start from a strong position, with most of the top 100 operators as our customers, and a passion to help them address the challenges of a changing industry.  The Nokia Siemens Networks brand that we are launching today reflects that passion.”

The new Nokia Siemens Networks brand, launched at 3GSM, is based on the belief that the future of the communications industry lies in understanding and uniting communities. It reflects the dynamic nature of the industry and the innovative attitude of the new company. The brand is a symbol of movement and renewal and of the future company’s desire to have a spirit that is pioneering, passionate and pragmatic.

“As we head to a world where we believe that five billion people will be constantly connected, we need to have a deeply rooted innovation culture at Nokia Siemens Networks - and we will,” said Mika Vehviläinen, designated Chief Operating Officer for the future Nokia Siemens Networks.  “Across all of our business units, we will focus both on today’s needs as well as bringing the future of networks to life.”  Nokia Siemens Networks will have six business units:  Radio Access, Service Core and Applications, Operations Support Systems, Broadband Access, IP Networking and Transport, and Services.

Nokia and Siemens are presenting their key solutions and applications at the 3GSM World Congress 2007 in Barcelona in Hall 8, and in a show truck in front of Hall 8.

The planned merger to create Nokia Siemens Networks is expected to close in the first quarter of 2007, subject to previously announced closing conditions.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal year 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP.

Forward looking Statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 31451

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Siemens Networks

Astrid Keibel

Tel. +49 89 722 31558

E-mail: astrid.keibel@siemens.com

www.siemens.com

www.nokiasiemensnetworks.com/3gsm

PRESS RELEASE
February 12, 2007

Future Nokia Siemens Networks takes shape with unveiling of portfolio plan

3GSM World Congress 2007 Barcelona, Spain/Espoo, Finland/Munich, Germany -  Nokia and Siemens today unveiled the proposed product portfolio plan of their future 50:50 joint venture Nokia Siemens Networks, strongly underlining their intent to create an industry leader that will meet the needs of customers in the converging telecommunications industry. The planned merger to create Nokia Siemens Networks is expected to close in the first quarter 2007.

Speaking at the 3GSM World Congress, Nokia Siemens Networks COO-designate Mika Vehviläinen said: “Our customers have responded positively to the proposed merger, and with this announcement we aim to justify their faith in us. Our customers have crucial decisions to make about their business going forward, therefore clarity for them about our planned portfolio is a key strategic priority.”

He continued: “Nokia Siemens Networks will be ready to serve customers with a best-in-class portfolio that comprehensively covers both the mobile and fixed markets. It will be underpinned by a strong presence in the growing services market, a very powerful global R&D team, and a huge global installed base.”

The proposed portfolio plan covers the six future business units for Nokia Siemens Networks: Radio Access, Service Core and Applications, Operation Support Systems, Broadband Access, IP/Transport, and Services. Highlights of the proposed plan include:

•  The continued development of GSM/EDGE radio and WCDMA/HSPA Node Bs without change, acknowledging the large installed bases of both Nokia and Siemens, plus the migration to a common Radio Network Controller (RNC) that will support both installed bases. This strong radio portfolio plan will be rounded out with Nokia’s mobile WiMAX and Siemens’ fixed WiMAX solutions.

•  A single, lead solution for: IP Multimedia Subsystem (IMS), mobile and fixed softswitches, Media Gateways (MGW), Push-to-Talk over Cellular (PoC), Intelligent Networks (IN), Packet Core, Mobile TV (DVB-H) and IPTV, and Converged Charging, among other solutions.

•  Migration to a common microwave transport solution and a single IP DSLAM solution, while continuing all other IP/Transport and Broadband Access products without change.

•  One umbrella solution for managing convergent and multi-vendor networks with a fault, performance and configuration management portfolio based on Nokia NetAct platform.

•  A global services capability supporting over 300 fixed & 300 mobile clients in more than 100 countries.

The proposed product portfolio plans are the result of the combined input of experts from Nokia and Siemens, and also incorporate prior customer feedback. The key considerations for the plan include an unwavering focus on the customer and the companies’ large installed bases, plus a strong drive to harmonize platforms to ensure cost-efficiency in ever-toughening markets.

Today’s announcement marks the start of further dialogue with customers and employee representatives that will culminate in the coming months with a portfolio plan that fully taps the mobile communications strength of Nokia and Siemens with Siemens’ fixed networks expertise.

The planned merger to create Nokia Siemens Networks is expected to close in the first quarter of 2007, subject to previously announced closing conditions.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal year 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP.

Forward looking Statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 31451

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Siemens Networks

Astrid Keibel

Tel. +49 89 722 31558

E-mail: astrid.keibel@siemens.com

www.siemens.com

www.nokiasiemensnetworks.com/3gsm

PRESS RELEASE
February 12, 2007

Nokia and Siemens demonstrate how to bring networks to life at 3GSM

3GSM World Congress 2007 Barcelona, Spain/Espoo, Finland/Munich, Germany - At the 3GSM World Congress in Barcelona, Nokia and Siemens are joining forces under the banner of the future Nokia Siemens Networks to present numerous innovative live demonstrations that show how operators and other service providers can bring fixed, mobile or converged networks to life for both consumers and businesses. Nokia Siemens Networks is a planned new company into which Nokia and Siemens intend to merge the Networks Business Group of Nokia and the carrier related operations of Siemens. The planned merger to create Nokia Siemens Networks is expected to close in the first quarter 2007.

The convergence of fixed and mobile communications is spawning new services that are transforming the way people live, work and play.  Nokia Siemens Networks will be one of the companies at the forefront of this transformation, working to enable exciting services for everyone, anywhere, anytime.

At 3GSM, representatives of the future Nokia Siemens Networks will give hands-on demonstrations of today’s most compelling solutions for increasing personal enjoyment and productivity.  Visitors to the Nokia Siemens Networks stand can experience for themselves a wide variety of music and video Personal Infotainment services, including:

•  Mobile TV, using both broadcast (DVB-H) and unicast media-on-demand technologies to deliver TV programming to mobile devices.

•  IPTV, which makes it easy for consumers to enjoy IP-based real-time home entertainment and communication services, including integrated video telephony and video sharing based on the IP Multimedia Subsystem (IMS) and Service Delivery Framework (SDF).

•  Multimedia Broadcast Multicast Service (MBMS), showing a more efficient future for services such as podcasting and TV streaming using cellular access and mobile devices.

•  Music solution providing a piracy-proof online boutique for music downloading, streaming and ring-back tones, available regardless of access method used.

Visitors to the stand can also learn how Rich Communication can generate true value for communities through personalized services.  End-to-end Rich Communication services combine sophisticated multimedia communication with “presence” and “availability” info to boost revenue growth and customer loyalty for service providers.  The two companies are also illustrating the role of developer programs in stimulating the growth of this market.

Because the business community forms a high ARPU (average revenue per user) customer segment, operators can boost their bottom line by offering hosted services targeted at corporate power users.  At 3GSM, Nokia and Siemens will be showing Enterprise Communications solutions - including operator-hosted solutions — that are made to order for cost-conscience enterprises looking to use mobile communications to optimize their business processes.  Among the solutions on display are:

•  Converged enterprise services, including voice call continuity over IMS.

•  Valued added services for fieldworkers, including intelligent SMS text messaging (iSMS) and Push to talk over Cellular (PoC).

•  An operator hosted business communication solution for access-agnostic PBX services.

Representatives of the future Nokia Siemens Networks will also be showing the key technology building blocks behind these revenue-generating services.  Visitors can see demos of best-of-breed broadband solutions that meet the growing demand for data on the move, as well as network & resource control and transport solutions that significantly drive down operational costs.  Among the “technology champions” on display are:

•  High capacity multi-radio base stations, optimizing and reducing the number of required sites.

•  HSUPA, making true mobile broadband a reality.

•  Long Term Evolution (LTE), spotlighting the migration of networks beyond 3G.

•  Indoor radio coverage, bringing mobile broadband indoors.

•  End-to-end mobile WiMAX, a viable option for building cost-efficient data overlay networks for operators without a WCDMA 3G license or those who want to migrate their CDMA network.

•  “Flat architecture” HSPA, the latest evolutionary step towards LTE employing a simplified network design to deliver high data rates at lower costs.

•  Intelligent peer-to-peer traffic control, essential for making the most of Web 2.0 opportunities while maintaining quality of service for delay-sensitive services such as VoIP and Mobile TV.

•  Service Delivery Framework to streamline the pre-integration of best-of-breed solutions in networks, reducing time-to-market and increasing time-in-market.

•  Operation Support Systems (OSS), which can help manage the complexity of fixed, mobile or converged networks, but also generate new revenue streams, for example, by applying network usage data to create a service for providing real-time highway traffic information.

•  Next Gen Metro and Carrier Ethernet platforms to increase the mobile backhaul capacity that is crucial for network performance and the future needs of high-bandwidth mobile applications.

Representatives of the future Nokia Siemens Networks will also be showcasing opportunities for evolving both mobile and fixed networks towards a converged network offering.  Visitors can see how operators can modernize their networks to meet consumers’ and enterprises’ needs by using a customer centric approach to billing, charging and care services, and by deploying evolved access technologies — such as a system to translate ATM, TDM and IP protocols to Carrier Ethernet, as well as a broadband solutions that use VDSL2 to stream HDTV to TVs or to cost-effectively provide alternative access to the core network over Carrier Ethernet.

All this and more can be experienced at the Nokia Siemens Networks stand in Hall 8 at 3GSM.

The planned merger to create Nokia Siemens Networks is expected to close in the first quarter of 2007, subject to previously announced closing conditions.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal year 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP.

Forward looking Statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 31451

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Siemens Networks

Astrid Keibel

Tel. +49 89 722 31558

E-mail: astrid.keibel@siemens.com

www.siemens.com

www.nokiasiemensnetworks.com/3gsm

PRESS RELEASE
February 12, 2007

Nokia and Siemens Networks to co-operate with NEC Corporation in the area of WCDMA radio networks

3GSM World Congress 2007 Barcelona, Spain/Espoo, Finland/Munich, Germany/ Tokyo, Japan - At the 3GSM World Congress in Barcelona today, Nokia and Siemens Networks and NEC Corporation (NEC) announced they have signed a Memorandum of Understanding (MoU) for the co-operation in the area of WCDMA radio networks.

The co-operation consists of continued support and development for the installed base of Siemens Networks and NEC WCDMA base stations and radio networks controllers.  The agreement is a logical continuation to the successful NEC and Siemens Networks WCDMA collaboration, which has been carried out through their joint venture company Mobisphere. Mobisphere is expected to continue as a joint venture of NEC and the future Nokia Siemens Networks after the creation of Nokia Siemens Networks.

In addition to the support and development for WCDMA radio access network installed base, NEC, Nokia and Siemens Networks will cooperate in further enhancing 3G/WCDMA businesses. The companies also will continue to discuss the possible cooperation beyond 3G areas like LTE.

NEC, Nokia and Siemens Networks have agreed to form this co-operation to further strengthen their state-of-art WCDMA product offering, and to provide mobile operators with the highest quality, best performance and most cost-efficient networks. This agreement will reinforce the companies’ competitive position in the WCDMA market.

The planned merger to create Nokia Siemens Networks is expected to close in the first quarter of 2007, subject to previously announced closing conditions.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. Furhter information is available at www.nokia.com.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal year 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP.  Further information is available on the Internet at www.siemens.com.

About NEC

NEC Corporation (NASDAQ: NIPNY) is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 150,000 people worldwide. For additional information, please visit the NEC home page at: http://www.nec.com * Newsroom: http://www.nec.co.jp/press/en/

Forward looking Statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 31451

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Siemens Networks

Astrid Keibel

Tel. +49 89 722 31558

E-mail: astrid.keibel@siemens.com

www.siemens.com

www.nokiasiemensnetworks.com/3gsm

NEC

Corporate Communications Division

Akiko Shikimori

Tel: +81 3 3798 6511

E-mail: a-shikimori@ay.jp.nec.com

Chris Shimizu

Corporate Communications

NEC Europe Ltd.

Tel: +44 20 8752 2794

Fax +44 20 8752 2797

E-mail: chris.shimizu@uk.neceur.com

www.nec.com

PRESS RELEASE
February 12, 2007

Nokia and 3GIS extend their managed services and 3G network equipment contract in Sweden

The Nokia deployment is complemented with Siemens SDH microwave radios

Espoo, Finland - Nokia and Swedish mobile operator 3G Infrastructure Services AB (3GIS), a joint venture between Telenor and Hi3G, have extended their managed services contract. The renewal of the contract enables 3GIS to gain cost savings and a possibility to focus on the main areas of their expertise, while Nokia can further advance the development of its operational processes, tools, skills and competencies.

In providing managed and support services, Nokia takes full responsibility for alarm monitoring, performance and configuration management, preventive maintenance, site and line maintenance, spare part management, emergency and help desk services, and software maintenance allowing 3GIS to concentrate on its clients. The network will continue to be supported by the multivendor, multitechnology Nokia NetAct(TM) network and service management system, including Nokia NetAct(TM) Traffica and Service Quality Manager.

In addition to the managed services contract extension, Nokia has been awarded a contract for capacity upgrade of the 3GIS transport network. The Nokia Transport solution complimented with Siemens SDH microwave radios will in a cost-efficient way make the 3GIS network ready to handle future mobile broadband services. Nokia supplies the Siemens microwave radios under a reseller arrangement.

“3GIS and Nokia have together developed a highly effective mode of operation that allows successful cooperation and management of one of the largest 3G networks in the world,” says Magnus Zetterberg, Chief Executive Officer, 3GIS. “It is great to have a reliable supplier who can provide us solutions and operations that enable significant cost savings and allow us to focus on other areas.”

“The combination of Nokia and Siemens products and services are well suited to handling the complex demands that operators are facing today, and thus allowing them to focus on strategic business improvements,” says Mika Vehviläinen, Designated Chief Operating Officer for the future Nokia Siemens Networks. “Supported by Nokia Managed Services and a reseller agreement on Siemens SDH microwave radios, our transport solution was well positioned to offer 3GIS the best solution for increasing network capacity cost-efficiently.”

Nokia has been working with 3GIS since 2001, supplying WCDMA 3G radio and core networks, and related services as the operator’s sole network supplier. Nokia played a key role in helping 3GIS build out its network. Nokia will provide managed and support services under an extension of the existing operations and support agreement, signed in 2004.

With its proven track record in managing networks on behalf of operators around the world, Nokia is able to support operators to enhance their service offerings and reduce costs. Nokia is a major player in the managed services business with close to 60 managed services contracts globally.

The planned merger to create Nokia Siemens Networks is expected to close in the first quarter of 2007, subject to previously announced closing conditions.

About 3GIS

3G Infrastructure Services AB is a joint venture set up by telecom operators Hi3G Access and Telenor in order to share network infrastructure during the build-out of 3G UMTS networks in Sweden. 3G Infrastructure Services AB’s will build and operate a network that covers 70% of the Swedish population. Hi3G Access and Telenor have equal stakes in the joint venture. Each partner in the joint venture has been granted 3G licenses to provide 3G services to almost 100% of the Swedish population.

Siemens Networks GmbH & Co KG

Siemens Networks engages in a dialog with its customers to create trendsetting communications solutions that help network operators and service providers achieve their business goals. Siemens Networks contributes its innovative strength, worldwide experience and unsurpassed implementation expertise in all areas of voice and data communications. As an innovation leader, Siemens Networks delivers customer value today and prepares customers for tomorrow with trendsetting solutions. Siemens Networks is a fully-owned subsidiary of Siemens AG and operates in about 100 countries. More about Siemens Networks at www.siemens.com/networks

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Forward looking Statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 31451

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 13, 2007

Nokia to expand its 3G radio access network sharing solution for up to four operators

3GSM World Congress 2007 Barcelona, Spain/Espoo, Finland - Nokia will expand its 3G radio access multi-operator solution to enable the sharing of a radio access network (RAN) between as many as four operators. By sharing the base station and radio network controller hardware, the operators can significantly minimize the capital and operational expenditures of their 3G RAN networks and yet maintain control of their network.

Nokia’s enhanced multi-operator RAN sharing solution for three to four operators will be available with Nokia Flexi WCDMA and UltraSite WCDMA base stations in the second half of 2007. The multi-operator RAN feature is implemented with a software upgrade to the radio network controller and is compatible with any core network.

A leader in network sharing, Nokia is the only network vendor who has references globally for shared commercial WCDMA networks between two operators. “We have already several years of experience with RAN sharing between two operators. This unique Nokia solution will now allow network sharing between three or even four operators and give additional opportunities to significantly reduce the costs of WCDMA rollout and operation, enabling over 40% savings in initial RAN network investments,” says Ari Lehtoranta, Senior Vice President and General Manager, Radio Networks, Nokia.

The Nokia radio access network sharing solution is supported by a common Operation Support Systems solution for the shared network as well as a comprehensive service offering.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 31451

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 13, 2007

Nokia and Vodafone announce key milestones in S60 software collaboration

The first customised S60 software package for Vodafone released to handset vendors

3GSM World Congress 2007, Barcelona, Spain - Nokia and Vodafone today announced a significant milestone in their collaboration on the development of S60 software on Symbian OS(TM), with the release of the first Vodafone specific software package to all S60 licensees.

The S60 platform and the Vodafone specific software offer an integrated reference implementation that enables Vodafone to roll out innovative new services to customers across a range of different handsets without having to develop a range of different software designs. Samsung and Nokia are expected to be the first handset vendors to ship devices incorporating this software in 2007.

“Vodafone’s customers will benefit as we are able to get our services out faster and more cost-effectively on a wide range of devices from several handset brands. Handset vendors will benefit from saving development costs while maintaining the ability to differentiate on additional functionality and industrial design,” said Jens Schulte-Bockum, Vodafone’s Global Director of Terminals.

“We are thrilled to work with Vodafone and Nokia in introducing leading-edge smartphones to European customers. I’m very proud to introduce SGH-i520, which will be our first model built on S60 with all of the latest multimedia features and high speed data connectivity (HSDPA). It is very exciting to lead the trend towards open mobile software platforms with these leading brands. Starting with i520, we will introduce further enhanced lineup based on S60 with Samsung’s differentiated multimedia features,” said Chul-hwan Lee, Senior Vice President of Mobile R&D Team, Samsung Electronics. Samsung’s SGH-i520 will be available to Vodafone customers during the first quarter of this year.

“S60 software plays a key role in delivering our vision on connected multimedia experiences. Nokia N95 multimedia computer is a quantum leap in this development. Nokia N95 based on S60 software allows consumers to enrich their mobile experiences with a multitude of add-on services and applications. The collaboration between S60 and Vodafone ensures that Vodafone services will work seamlessly on this iconic product without any penalty on time to market,” said Juha Putkiranta, Senior Vice President, Multimedia Computer, Nokia.

“S60 accelerates innovation creating a great mobile experience. Open platforms offer the broadest device portfolio, customization and service portfolio to operators. Vodafone is leading the way and tapping into the world’s largest mobile developer community with S60,” said Tero Ojanperä, Chief Technology Officer, Nokia.

The collaboration between Vodafone, S60 and selected handset vendors also covers joint marketing activities aimed at Vodafone’s customers.

According to Canalys research (January, 2007), S60 is the clear leader in converged device software with 54% market share globally in Q4 2006.

About S60

S60 built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about S60 and the S60 community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 25 countries across 5 continents as at 31 December 2006, as well as 35 partner networks.  By the end of January, Vodafone announced it had over 200 million proportionate customers worldwide.  For further information, please visit www.vodafone.com.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 71561

E-mail: communications.technology@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Vodafone Group Media Relations

Tel:  +44 (0) 1635 664444, +44 (0) 7867 900818

www.vodafone.com

PRESS RELEASE
February 15, 2007

Run on Nokia’s mapping and navigation application smart2go

Espoo, Finland - Nokia announced that its smart2go mapping and navigation platform has been downloaded around 30.000 times during the first two days of being made available. The application is a free download that enables people to use the most comprehensive map coverage offered on a mobile device. The downloadable application was held back three days so that Nokia could make sure that the first experience with the application, even in its beta form, was a positive experience. Now the beta application can be downloaded from two locations; www.smart2go.com and www.nokia.com\maps.

“We regret that we had to disappoint even one person, but holding back the beta application a few days let us make sure that most people received a very good first impression of the application itself,” said Ralph Eric Kunz, vice-president, Nokia, Multimedia. “We were very thrilled to see the demand for the product over the weekend, and after seeing the number of downloads for just the PC map loader, decided that we needed to put more capacity when we launched the actual mobile application.”

The application allows people to view where they are on a map, search for points-of-interests (POI) around them and create routes to get them there free of charge. Smart2go allows for mapping and routing in over 150 countries and with an additional purchase has support for full turn-by-turn satellite navigation in over 30 countries.  Nokia is offering the smart2go application for free for select Nokia S60 and Windows Mobile 5.0 devices initially and has plans to roll out support for most of the major mobile OS platforms including Nokia S60, Series 40, PocketPC, Linux and other Windows Mobile devices. Nokia Maps may also be downloaded at www.nokia.com\maps.

About the “smart2go” mapping and routing application

smart2go is new: the software turns mobile computers, smartphones and PDAs into local mapping and routing engines with a navigation option, providing worldwide mapping free of charge. In so doing, the unique hybrid solution combines the advantages of on-board and off-board navigation. Maps and location-aware content only need to be loaded once - they are then always available on the client.  As smart2go will carry the application name “Nokia Maps” across many future Nokia devices, it will also be available for a diversity of other operating systems such as Windows Mobile 5 and Linux, in the future.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 34383

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 15, 2007

Nokia balances workforce to better meet changing business demands and dynamics

Espoo, Finland - The communications industry is undergoing a transformation, driven by convergence, increased complexity, and strong growth in emerging markets and segments. Nokia is committed to continuously renewing itself and improving its operations to meet the demands these developments present.

Accordingly, the company is now taking proactive steps to improve the focus and efficiency of some of its R&D and related sales and marketing activities and internal IT operations, and plans to adjust its workforce within these functions to reflect business needs and the geographical shift in business growth. Over the course of the next few months, the company estimates that a maximum of 700 employees globally, approximately 340 of them in Finland, will be affected by these adjustments.

Wherever possible, Nokia aims to redeploy impacted employees into new positions within the company, and also plans to introduce voluntary arrangements for employees. Where applicable, Nokia will start the consultation process with employee representatives about the planned changes.

“We have a number of positions open in Nokia, and the impacted people are naturally priority candidates for positions that match their competencies,” said Juha Äkräs, Senior Vice President, Nokia Human Resources. “We have a good track record from previous years of redeploying employees in similar situations.” In 2006, close to 10 000 people rotated into new positions across the Nokia group.

The adjustments mainly affect Nokia’s Enterprise Solutions business group, Nokia’s IT organization and part of the Software Platforms activities in Nokia’s Technology Platforms unit.

Nokia’s Enterprise Solutions plans to sharpen its focus on markets where there is greater return on investment, which will strengthen the business group’s ability to compete effectively. It is estimated that globally approximately 360 employees in Enterprise Solutions and 30 employees in Customer and Market Operations will be affected by these changes.

In Nokia’s IT organization, there is an adjustment need affecting 130 employees globally. This reflects the continuous drive for an effective operating model within the IT organisation, with a clear focus being placed on areas of greatest value and competitive advantage to Nokia’s business.

Nokia is also reviewing the Software Platforms activities in its Technology Platforms unit and planning actions to improve focus and efficiency in R&D. It is estimated that these plans will impact approximately 140 positions.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 21, 2007

Rendez-vous in Paris: Nokia 7373 Special Edition meets Giambattista Valli

Fashion phone with exclusive accessories to be unveiled at Paris Fashion Week

Espoo, Finland - Drawing upon the accolades of its highly regarded L'Amour Collection, Nokia has joined creative forces with talented fashion designer Giambattista Valli to craft the Nokia 7373 Special Edition. For this one-of-a-kind cooperation between a thriving creator of new designs and the pioneer in mobile fashion accessories, Nokia returns to the style capital of Paris during Fashion Week. Here the efforts to fuse fashion with mobility began in 1999 with the introduction of the Nokia 8210.

“I was intrigued by the inspiration to define the mobile phone as a fashion accessory,” explains Giambattista Valli. “Like a dress, shoes and jewelry, the Nokia 7373 Special Edition phones follow the theme of my collection and I immediately imagined them as silhouettes dressed in my work. Depending on your mood, you swap bags and transfer the contents. Amazing to see how Nokia has applied this idea to the world of mobility. Just swap SIM cards from one mobile phone to another to match your personal style.”

A true fashion phone, the Nokia 7373 Special Edition combines the splendor of the L'Amour Collection and the trendsetting talent of Giambattista Valli. The Nokia 7373 Special Edition comes in two contemporary colors, both enticingly paired with signature Giambattista Valli phone accessories. The Nokia 7373 Special Edition Powder Pink marries the faded luxury of grand architecture of the L'Amour Collection with Valli's iconic pearl necklace for a strap and a miniature pink skull. This unique set is Valli's interpretation of the contradictory elements of an intensive romance. The Nokia 7373 Special Edition Black Chrome fuses its elegant glossy black appearance with an en vogue gros grain and onyx-like crystal strap. A black skull adds the finishing touches to a sensually appealing display of fashion.

For style-conscious consumers, the Nokia 7373 Special Edition resembles a beautifully designed invitation into the world of catwalks and glamour. The Nokia 7373 Special Edition grants its owner an exclusive glimpse into the world of Giambattista Valli. Each handset comes pre-loaded with a “backstage pass” - a “behind the scenes” video - setting the mood for a glance into the life and inspiration of Giambattista Valli. The footage is complemented by a selection of matching Valli wallpapers, graphics and the exclusive ringtone “Rhodium”, available only on the Nokia 7373 Special Edition.

The Nokia 7373 Special Edition will be unveiled during Paris Fashion Week at the “Dress your Nokia in Giambattista Valli” party.

With an estimated retail price of EUR 280 excluding taxes and subsidies the Nokia 7373 Special Edition will be available in select European markets during March 2007.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 60992

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Photos of the Nokia 7373 Special Edition with Giambattista Valli can be found at: www.nokia.com/press

Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported.

www.nokia.com

PRESS RELEASE
February 22, 2007

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of The Capital Group Companies, Inc. in Nokia Corporation exceeded 10%

Espoo, Finland - According to information received by Nokia Corporation, the holdings of The Capital Group Companies, Inc. have exceeded 10% of the share capital of Nokia.

The Capital Group Companies, Inc. is a holding company for several subsidiary companies engaged in investment management activities. As of February 16, 2007, The Capital Group Companies, Inc. and its subsidiaries hold through their clients the total of 410 577 704 Nokia shares consisting of both ADRs and ordinary shares. The holdings correspond to approximately 10.03% of the share capital of Nokia.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 27, 2007

Elisa to pilot Nokia's next generation mobile gaming platform

Finnish customers to test new N-Gage experience

Espoo, Finland - Nokia, the world leader in mobile communications, and Elisa announced today that they will carry out a pilot of Nokia's new N-Gage mobile gaming service. The pilot will start in February 2007 and run until mid 2007.

"The core of the Nokia games strategy is to make it easy for people to find, buy and play great quality mobile games and we're excited to expand our relationship with Elisa to help make this possible," said Jaakko Kaidesoja, Director, Games, Multimedia, Nokia. "This pilot will help us further refine the N-Gage experience for our commercial launch later this year."

"Our goal is to give our customers a new and unique experience they cannot get anywhere else," said Mikko Mattinen, Head of Department, Consumer Customers Products, Content services, Elisa Corporation.

"People who enjoy mobile games are often the same customers who enjoy experimenting with new mobile services and content. Elisa can provide a wide range of content and services to meet their needs."

Elisa will combine its existing mobile gaming platform with the Nokia N-Gage gaming platform and carry out intensive testing and evaluation in a live network environment. Nokia and Elisa will work together to bring a superior mobile gaming experience for Elisa customers. Nokia device owners can look forward to improved game quality, outstanding performance and an intuitive way to get games.

With the scheduled launch in mid 2007, Nokia's next generation mobile gaming platform makes it easy for people to find, buy, play and share rich and immersive games on a range of Nokia devices. Elisa intends to support the launch with a full service offering through its own portals in addition to the N-Gage application installed on Nokia devices.

About Elisa Corporation

Elisa is a leading Finnish communications and ICT solutions company offering a comprehensive range of communications services, including voice and data services, connections to the internet, customised ICT solutions and network operator services. Elisa is a forerunner of new mobile and content services.

Elisa is listed on the Helsinki Exchanges, and its revenue in 2006 amounted to 1.52 billion euros. Elisa has over 1.3 million fixed network subscriptions, of which over 496,000 are broadband subscriptions. As a broadband provider, Elisa is the market leader in Finland. The company's mobile network holds approximately 2,2 million subscriptions. The company has approximately 3,600 employees.

Elisa offers internet and telecommunications services by Elisa, Saunalahti and Kolumbus trademarks. Elisa provides international services in association with its partners, Vodafone and Telenor.

www.elisa.com

About N-Gage

Nokia is an innovator in mobile, interactive entertainment and is re-defining the mobile gaming experience. Starting in 2007, Nokia will allow consumers to easily find, buy, play and manage great quality mobile games on upcoming Nokia Nseries multimedia computers and other Nokia S60 devices. Consumers will be able to connect to the N-Gage Arena, Nokia's mobile, global gaming community. Nokia is working with the world's leading publishers, including Electronic Arts and Gameloft, to deliver a broad portfolio of exciting, high quality games. http://futurewatch.n-gage.com and www.n-gage.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Elisa

Mikko Mattinen, Content services

Tel. +358 50 506 6448

Email: firstname.lastname@elisa.fi

www.nokia.com

PRESS RELEASE
February 28, 2007

United States International Trade Commission orders stay of Qualcomm's suit against Nokia

Espoo, Finland - Nokia announced today that the Administrative Law Judge overseeing the investigation initiated by Qualcomm against Nokia in the United States International Trade Commission (ITC) has ordered a stay of the proceedings until further notice.  The trial had been scheduled to begin on March 5, 2007.

On June 9, 2006 Qualcomm filed a complaint with the ITC requesting an investigation into the alleged infringement by Nokia's GSM products of six Qualcomm patents.  The ITC subsequently initiated an investigation on July 10, 2006.

Nokia is confident that it has not infringed any Qualcomm patents that are at issue in this investigation.  Additionally, since Qualcomm filed its complaint, it has voluntarily withdrawn three of the six patents from the suit.  The remaining three are all from the same patent family. Nokia believes the patent withdrawal reflects on the weakness of Qualcomm's case.

If the case is not dismissed before the stay is lifted Nokia welcomes the opportunity to prove that the claims regarding the three remaining patents have no more merit than those Qualcomm has already voluntarily withdrawn.

Nokia is a leading innovator in the wireless space and has built one of the strongest and broadest intellectual property portfolios in the industry, with over 11,000 patent families. Since the early 1990's Nokia has invested approximately €30 billion in research and development.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Strategy and Technology Communications

Tel: +44 7917 231 929

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
February 28, 2007

Nokia and Telenor Pakistan sign network expansion and managed services frame agreement

Espoo, Finland - Nokia and Telenor Pakistan today announced that they have extended their existing frame agreement on GSM radio network equipment and services until 2009. Over the 3 year period, Nokia will deliver +2000 base stations and continue to plan, build and manage the radio network in close association with Telenor Pakistan. The cooperation aims at increasing Telenor Pakistan's network coverage and capacity in most of Punjab, North-West Frontier Province, Pakistan Administered Kashmir and northern regions of Pakistan, including the capital city of Islamabad.

 "The continuing co-operation with Nokia enables us to quickly roll-out a high-quality radio network while reducing our operating expenses," says Tore Johnsen, CEO, Telenor Pakistan. "In addition, the Nokia Managed Services are efficient at handling the complexity of the demands that we face in the market as Telenor Pakistan grows at an enormous speed."

"This extension is the best testimony of a successful relationship between Nokia and Telenor and reiterates Nokia's commitment to Pakistan, fulfilling our promise to bring high-quality equipment and services to provide world class mobile services to the Pakistani consumers," says Veqar ul Islam, Country Director, Networks, Nokia Pakistan.

Under the agreement, Nokia provides Telenor Pakistan with Nokia's state-of-the art radio and transmission network, including microwave radios. A wide range of services will support the radio network roll-out and operation, including turnkey maintenance services, hardware support services, and services for the deployment of the GSM network, including network planning, site acquisition, civil works and telecom implementation. Nokia also provides competence development services to Telenor Pakistan. The network continues to be supported by the multivendor, multitechnology Nokia NetAct(TM) network and service management system. The deliveries have started.

Nokia Services boasts a broad business solution portfolio that gives operators the best tools to increase their efficiency and differentiate their offerings, with close to 20 years of experience in the field. Managed Services, including Mobility Hosting, and Consulting & Integration are the main pillars of Nokia's Services business unit. Nokia is a major player in the Managed Services business with more than 60 contracts globally.

About Telenor Pakistan

The Telenor group is an international provider of high quality telecommunications, data and media communication services. Telenor ranks as one of the biggest GSM service providers in the world with over 115 million subscribers. Telenor Pakistan is 100% owned by Telenor ASA and adds on to its operations in Asia together with Thailand, Malaysia and Bangladesh. Please visit our website: www.telenor.com.pk or email us at press.center@telenor.com.pk.

 About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 31399

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel